Exhibit (16)(d)

Teachers Advisors, LLC and TIAA-CREF Investment Management, LLC (“Advisers”) Employee Trading Supplemental Policy

Who is covered under this Policy

▪	Portfolio managers, research analysts, research assistants and traders (“Investment Persons”)

▪	Any employee, consultant or temporary worker who has been designated an Investment Person of TPI by the Nuveen Ethics Office

Blackout Rules

IPs and their respective household members are prohibited from purchasing or selling a security:

▪	Within seven (7) calendar days before or after a client account purchases or sells such security, as initiated by active management.

Nonetheless, an IP’s obligation to place the best interests of the Advisers’ clients ahead of their own does not begin and end with the seven day window period on either side, and IPs may never place a personal trade in a security in which they have knowledge of a pending client trade or client trade that is in process.

General Guidelines for Personal Trading

▪	Investment Persons (“IPs”) may not make decisions for client accounts or attempt to influence client account transactions for the purpose of enhancing the value of their own personal holdings or in any way place their own interests above those of our clients.

▪	IPs should generally refrain from buying or selling securities in the industries or market sectors in which they invest on behalf of client accounts or for which they make investment recommendations for client accounts.

▪	Personal trading by IPs is a privilege, not a right and the Advisers’ management reserves the right to place additional limitations and restrictions on personal trading as deemed necessary and in the best interests of the Advisers’ clients.

New Investment Persons – Special Disclosure of Personal Holdings within Investment Purview

In addition to complying with SEC personal holdings disclosure rules as required in the Code of Ethics, all new IPs are additionally required to identify which of their current holdings in reportable accounts are securities in which they will also invest, or make investment recommendations, on behalf of client accounts (excluding traders), based on their sector or industry focus. New IPs must disclose ownership of these securities using the Sector/Industry Holdings Form in the Protegent PTA (PTA) System.

When: Within 7 business days of joining the firm.

New IPs may also elect to sell personal holdings in which they will also invest, or make investment recommendations, on behalf of client accounts upon joining the firm to avoid future conflicts.

When: Contact the Nuveen Ethics Office for more information about the timing of such sales.

Existing Investment Persons – Special Approval to Trade Securities within Investment Purview

Prior to requesting normal trading pre-clearance in PTA, IPs wishing to execute personal transactions in securities in which they also invest, or make investment recommendations, on behalf of client accounts (excluding traders), must first obtain special approval from the Nuveen Ethics Office using the Sector/Industry Trade Approval Form in the PTA system.

When: Before executing a personal Side-by-Side Holdings trade and prior to requesting normal trading pre-clearance in PTA.

Note: Portfolio managers, research analysts and research assistants who do not cover a specific industry (generalists) also must first obtain special approval from the Nuveen Ethics Office using the Sector/Industry Trade Approval Form in the PTA System before placing personal trades in securities that are also held in client accounts on whose behalf they make investments or investment recommendations.

Disclosure of Family Ownership in Companies Conducting IPOs

Portfolio managers are required to disclose to the Chief Compliance Officer any family ownership or other significant interest in private companies making initial public offerings through which the portfolio manager wishes to purchase shares on behalf of client accounts.